December 14, 2023

VIA EDGAR

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to additional Comments on the Proxy Statements/Prospectuses (each, a “Proxy Statement/Prospectus” and collectively, the “Proxy Statements/Prospectuses”) and statements of additional information (each, an “SAI” and collectively, the “SAIs”) filed on Form N-14 on October 24, 2023 and Pre-Effective Amendment No. 1 on Form N-14 on December 12, 2023 for the following funds (each, an “Acquiring Fund” or a “Registrant” and collectively, the “Acquiring Funds” or the “Registrants”):

abrdn Total Dynamic Dividend Fund

Securities Act File No. 333-275152

abrdn Global Infrastructure Income Fund

Securities Act File No. 333-275177

Mr. Ellington and Ms. Vroman-Lee:

This letter responds to additional Comments on the Proxy Statements/Prospectuses and SAIs with respect to the proposed reorganizations as shown below that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided via telephone with Ashley Vroman-Lee and Kimberley Church of Dechert LLP on December 12, 2023 and via telephone with Anu Dubey and Kenneth Ellington and Patricia Leeson of Dechert LLP on December 13, 2023.

Acquired Funds (each, an “Acquired Fund”)		Acquiring Funds
First Trust Specialty Finance and Financial Opportunities Fund	into	abrdn Total Dynamic Dividend Fund
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	into	abrdn Global Infrastructure Income Fund

Revised Proxy Statements/Prospectuses and SAIs were filed on December 12, 2023 (“Pre-Effective Amendment No. 1”) in order to make certain changes in connection with the Staff’s initial comments on the Proxy Statements/Prospectuses and SAIs. The Registrants previously responded to these initial comments from Mr. Kenneth Ellington and Ms. Vroman-Lee in a letter dated December 12, 2023.

On behalf of the Acquiring Funds, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Proxy Statements/Prospectuses and SAIs, except as defined herein.

Comments provided on December 12, 2023

Comments applicable to each Proxy Statement/Prospectus

Comment 1: In the “Proposals—Background and Reasons for the Proposed Reorganization” section, it is disclosed that “First Trust reviewed its evaluation of the strategic alternatives considered for the Acquired Fund, including maintaining the status quo, liquidation, conversion to an open-end fund, reorganization with an affiliated fund and reorganization with a third-party fund, and advised that, based on its evaluation, First Trust had determined that a reorganization with a third-party fund would be in the overall best interests of the Acquired Fund.” Please revise the disclosure to explain why the Board determined that a reorganization with a third-party fund would be in the best interests of the Acquired Fund, including why this was determined to be a better alternative than the other options.

Response: The Registrants respectfully submit that the “Proposal—Background and Reasons for the Proposed Reorganization” section sets forth the reasons for the Board’s determination that each proposed Reorganization is in the overall best interests of the respective Acquired Fund. The Registrants have revised the eleventh bullet in response to this comment as follows:

Alternatives to the Reorganization. The Board noted First Trust’s ~~consideration~~ discussion of alternatives to the Reorganization, including maintaining the status quo, liquidation, conversion to an open-end fund, reorganization with an affiliated fund and reorganization with a third-party fund, and First Trust’s ~~determination~~ recommendation that the Reorganization was the best option for existing shareholders of the Acquired Fund. As set forth herein, the Board noted the small size of the Acquired Fund and the potential benefits of being a shareholder in a larger fund; that the Reorganization is expected to qualify as a tax-free reorganization whereas a liquidation may result in a taxable event for shareholders; the benefits of a closed-end fund structure versus an open-end fund structure; and abrdn's experience managing and operating closed-end funds. In addition, the Board noted that First Trust indicated that there was no similar global infrastructure product for a reorganization with an affiliated fund.

Comments provided on December 13, 2023

Comments applicable to each Proxy Statement/Prospectus

Comment 1: In connection with the response to Comment 2 provided on November 21, 2023, please further revise the disclosure below the second table of the net total annual operating expense ratios, including interest expense, that the Adviser can recoup waived expenses.

Response: abrdn Total Dynamic Dividend Fund undertakes to revise the disclosure in the Proxy Statement/Prospectus to be filed pursuant to Rule 424 in response to this comment by adding the following:

“The net total annual operating expense ratios, including interest expense, in this table of the Acquiring Fund and Combined Fund reflect reimbursement of advisory fees waived and other expenses reimbursed from abrdn Investments Limited (“aIL”), which can be recouped under certain circumstances by aIL.”

abrdn Global Infrastructure Income Fund undertakes to revise the disclosure in the Proxy Statement/Prospectus to be filed pursuant to Rule 424 in response to this comment by adding the following:

“The net total annual operating expense ratios, including interest expense, in this table of the Acquiring Fund and Combined Fund reflect reimbursement of advisory fees waived or reduced and other payments remitted by abrdn Inc. and other expenses reimbursed from abrdn Inc., which can be recouped under certain circumstances by abrdn Inc.”

Comments applicable to abrdn Total Dynamic Dividend Fund’s Proxy Statement/Prospectus only

Comment 2: In the “Proposal—Background and Reasons for the Proposed Reorganization” section and “Board Consideration of the Reorganization” sub-section, it is disclosed that “[t]he Board considered that the Reorganization may have the additional benefit of reducing the likelihood of an activist campaign against the larger combined fund.” In making the determination of additional benefits of reducing the likelihood of an activist campaign, please confirm if the Board considered that the Acquiring Fund was subject to the Control Share Statute contained in Subchapter III of the DSTA while the Acquired Fund is not and disclose such consideration, if applicable.

Response: While the Board of the Acquired Fund is aware of control share statutes and related By-laws, they were not a material factor in the Board’s consideration of the Reorganization.

Comment 3: In connection with the response to Comment 21 provided on November 21, 2023, please further disclose the Acquiring Fund’s rationale for not broadly exempting application of the Control Share Statute contained in Subchapter III of the DSTA and whether the Acquiring Fund’s Board considered the provisions and determined that they are in the best interests of the Acquiring Fund and its shareholders.

Response: In connection with the Reorganization, the Acquiring Fund’s Board considered whether to exempt any control share acquisitions in connection with this proxy solicitation. As discussed in the Proxy Statement/Prospectus, all shares will be counted for purposes of this proxy solicitation. Additionally, the Acquiring Fund’s Board has considered the Control Share Statute and the uncertainty around the general application under the 1940 Act of state control share statutes and enforcement of control share statutes. The Acquiring Fund’s Board intends to continue to monitor developments relating to the Control Share Statute and state control share statutes generally.

Comments applicable to abrdn Global Infrastructure Income Fund’s Proxy Statement/Prospectus only

Comment 4: Please confirm any potential recoupment of previously waived expenses by the Acquiring Fund is accurately reflected in the pro forma column of the fee table.

Response: The Registrant so confirms.

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Please contact the undersigned at 202-261-3360 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Bogle
Thomas C. Bogle